November 21, 2001

                           Pursuant to Rule 425 under the Securities Act of 1933
                      and deemed filed pursuant to Rules 13e-4, 14a-12 and 14d-2 under the Securities Exchange Act of 1934

                                             Subject Company ARAMARK Corporation
                                                   Commission File No. 333-65228
                                                               November 21, 2001

Name

Add1
Add2
Add3

City, State  Zip

Dear Nickname:

This is a very exciting time for ARAMARK and all of our shareholders. As you can imagine, the process of moving from our privately owned environment to public ownership involves many steps. We want to make sure that, as a shareholder, you understand the process and have the information you will need to make a number of important decisions in the coming weeks.

Attached is a schedule of information and materials you will be receiving concerning your stock ownership and how it will be affected by our proposed initial public offering. The first of these communications, the pre-merger letter and accompanying materials from Marie Paschall, is also enclosed in this package. Please take time to carefully consider this first communication and provide the requested information.

Also, please be aware of the following important information:

 .    The current schedule will result in the proposed initial public offering occurring in mid-December. Obviously, there can be no guarantees this schedule will remain in place.

 .    If the current schedule remains in place, the proposed tender offer will occur during the annual stock exercise period. If so, it could result in the stock-for-stock exchange and internal market features being unavailable during this period due to SEC restrictions.

 .    If the stock-for-stock exchange and internal market features are unavailable, the deferred payment program will be enhanced to provide 90% financing on all installments that will expire at the end of this exercise period. You will receive further information on this in future mailings.

Because of the nature of these transactions, we encourage you to discuss the material you receive with your tax advisor, where appropriate. References to tax treatment in the enclosed document are based on U. S. tax law. In the meantime, if you have any questions, please call First Union National Bank Shareholder Services at 1-888-966-9637, Monday through Friday, 9:00 a.m. to 5:00 p.m. EST. To assist us throughout this process, the dedicated representatives for our account are Kathy Biddle and Peggy Romanelli.

Sincerely,

/s/ Brian G. Mulvaney
Brian G. Mulvaney

Enclosures


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Our company and certain other persons described below may be deemed to be participants in the solicitation of proxies. The participants in this solicitation may include our company's directors and executive officers. A list of the names of our company's directors and executive officers is contained in our joint proxy statement/prospectus contained in a Registration Statement on Form S-4 which may be obtained without charge at the SEC's Internet site (http://www.sec.gov). As of the date of this communication, none of the foregoing participants, other than Mr. Neubauer and certain entities affiliated with Mr. Neubauer, individually beneficially owns in excess of 5% of our company's common stock. Except as disclosed above and in our company's joint proxy statement/prospectus contained in the Registration Statement on Form S-4 and other documents filed with the SEC including Mr. Neubauer's Schedule 13D relating to ARAMARK common stock, to the knowledge of our company, none of the directors or executive officers of our company has any material interest, direct or indirect, by security holdings or otherwise, in the proposed merger.

More detailed information pertaining to our company's proposals will be set forth in appropriate filings that have been and will be made with the SEC including the joint proxy statement/prospectus contained in the Registration Statement on Form S-4 relating to the proposed merger and the Schedule TO relating to the proposed tender offer. Shareholders are urged to read such documents that are or may be filed with the SEC when they are available because they will contain important information. Shareholders will be able to obtain a free copy of any filings containing information about our company, without charge, at the SEC's Internet site (http://www.sec.gov). Copies of any filings containing information about our company can also be obtained, without charge, by directing a request to ARAMARK, ARAMARK Tower, 1101 Market Street, Philadelphia, Pennsylvania 19107, Attention: Office of the Corporate Secretary.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.

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


[LOGO OF ARAMARK]

----------------------------------------------------------------------------------------------------------------------
Communications Timeline

Communication                                                 Description                            Timeframe
----------------------------------------------------------------------------------------------------------------------
Proxy Statement and Proxy                  You will be asked to vote on a number of                 November 19
                                           proposals.
----------------------------------------------------------------------------------------------------------------------

Shareholder Services Online (SSO) and      You will receive your new personal                       November 28
PIN Mailing                                identification number (PIN), steps on how to
                                           access the online system and information on its
                                           new features.
----------------------------------------------------------------------------------------------------------------------

Annual Stock Exercise Mailing              Employees holding exercisable grants under
                                           the Stock Purchase Opportunity Program will receive        Early
                                           information regarding this year's annual exercise         December
                                           period.


----------------------------------------------------------------------------------------------------------------------

Shares Owned Report or Statement of        These reports reflect any new activity to your        November 2001 and
Stock Ownership                            account such as, Merger, Exercise, Tender Offer         February 2002
                                           Participation, etc. An updated report
                                           will be mailed to you shortly after
                                           each transaction takes place.

----------------------------------------------------------------------------------------------------------------------

Tender Offer Mailing                       If the IPO takes place, you will receive materials
                                           that will help you participate in the                         Mid
                                           Tender Offer.                                              December


----------------------------------------------------------------------------------------------------------------------

Tender Offer Payment                       A check will be mailed to you representing the              Late
                                           net proceeds from your tender offer transaction.        January 2002
----------------------------------------------------------------------------------------------------------------------

November 21, 2001


Name

Add1
Add2
Add3

City, State Zip

Dear Nickname:

ARAMARK has filed Registration Statements with the Securities and Exchange Commission regarding a merger and an Initial Public Offering. If these transactions are completed, your ARAMARK stock option will convert to a stock option for a new ARAMARK Class A common stock.

You should make your decision whether or not to vote for the merger and related transactions only after you have received and read the proxy statement, which we will be mailing to you if you own stock. We are providing you with some current information about your account, so that you can plan ahead in the event the merger and public offering take place.

Enclosed are:
   . Holder Profile Report,
   . Change of Address/E-mail Notification card and return envelope.

The enclosed "Holder Profile Report" gives you a snapshot of the address information that we have for your account as of November 14, 2001.

Should I complete the Change of Address and E-mail Notification card?

Yes. In order for communications regarding your stock option to reach you, we MUST have your correct mailing address on file. From time-to-time, we may send information to you by e-mail. Therefore, we are also building a database of e-mail addresses.

Even if your mailing address has not changed, we ask that you complete the card for each stock account (if you have more than one) and submit it to us with your current office and home telephone numbers and e-mail addresses. Alternatively, you can enter this information yourself through the Shareholder Services Online
(SSO) website.

How can I access the Shareholder Services Online (SSO) website?

 .    Holder ID--You will need the Holder ID at the top right of the Holder
     Profile Report, plus your personal identification number (PIN). In a few days, you will receive a PIN by mail that you can use in conjunction with your Holder ID to enter the SSO site at:

                  http://sso.thestarnet.com/sms/

 .    After receiving your PIN, if you have any difficulty accessing the SSO site, contact Shareholder Customer Service at First Union National Bank:
     1-888-966-9637, Monday through Friday, 9 a.m. to 5 p.m. ET.


 .    To ensure security, NEW PINS have been issued.

 .    Look for more information soon on how the SSO website is being expanded to help you manage your stock account and conduct various transactions.

What do I need to do now?

1. Complete and mail the Change of Address/E-Mail Notification card, or enter the information on the SSO website.
2.   Review the Holder Profile Report.

If you have any questions, please call First Union National Bank Shareholder Services at 1-888-966-9637, Monday through Friday, 9 a.m. to 5 p.m. ET. To assist us throughout this process, the dedicated representatives for our account are Kathy Biddle and Peggy Romanelli.

Sincerely,

/s/ Marie E. Paschall
Marie E. Paschall
Manager, Shareholder Relations

--------------------------------------------------------------------------------

Our company and certain other persons described below may be deemed to be participants in the solicitation of proxies. The participants in this solicitation may include our company's directors and executive officers. A list of the names of our company's directors and executive officers is contained in our joint proxy statement/prospectus contained in a Registration Statement on Form S-4 which may be obtained without charge at the SEC's Internet site (http://www.sec.gov). As of the date of this communication, none of the foregoing participants, other than Mr. Neubauer and certain entities affiliated with Mr. Neubauer, individually beneficially owns in excess of 5% of our company's common stock. Except as disclosed above and in our company's joint proxy statement/prospectus contained in the Registration Statement on Form S-4 and other documents filed with the SEC including Mr. Neubauer's Schedule 13D relating to ARAMARK common stock, to the knowledge of our company, none of the directors or executive officers of our company has any material interest, direct or indirect, by security holdings or otherwise, in the proposed merger.

More detailed information pertaining to our company's proposals will be set forth in appropriate filings that have been and will be made with the SEC including the joint proxy statement/prospectus contained in the Registration Statement on Form S-4 relating to the proposed merger and the Schedule TO relating to the proposed tender offer. Shareholders are urged to read such documents that are or may be filed with the SEC when they are available because they will contain important information. Shareholders will be able to obtain a free copy of any filings containing information about our company, without charge, at the SEC's Internet site (http://www.sec.gov). Copies of any filings containing information about our company can also be obtained, without charge, by directing a request to ARAMARK, ARAMARK Tower, 1101 Market Street, Philadelphia, Pennsylvania 19107, Attention: Office of the Corporate Secretary.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.

--------------------------------------------------------------------------------